221 – 2323 Quebec Street Vancouver, BC, V5T 4S7 Canada Telephone : (604) 876-7494 Facsimile : (604) 876-7432 www.intelligent-living.us

May 3, 2011

James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington D.C 20549

Dear Mr. Allegretto,

Subject:

Commission Correspondence April 21, 2011 re. Chisholm, Bierwolf, Nilson & Morrill, LLC

Thank you for your correspondence of April 21, 2011. We became aware of issues arising from the PCAOB inspection of Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”) in June 2010 and elected to change auditors in August 2010, effective for our year ended May 31, 2010.

At the time of filing our May 2009 and 2010 10Ks Chisholm was registered with the PCAOB. Our 2009 10K contains their 2009 audit report covering the years ended May 31, 2008 and 2009, and our 2010 10K contains their consent for inclusion of their 2009 prior year audit report. The report of Chisholm on the Company’s consolidated financial statements for the fiscal years ended May 31, 2008 and 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles. Their opinion was qualified due to uncertainty as to the Company’s ability to continue as a going concern.

In responding to comment letters arising from the Commission’s SOX review of our 2008 and 2009 10K annual and 2009 10Q quarterly filings, management completed a detailed analysis of the Company’s accounts.  The SOX review did not result in any change to the Company’s annual or quarterly financial reports for the periods reviewed. However, commencing with the May 31, 2010 annual report management agreed to a change in the accounting treatment of certain expenses.

In the course of the Company’s 2010 audit, and in light of the reasons for management’s decision to change auditors, management undertook a further detailed review of the Company’s accounts. This review did not identify any issues that would warrant a re-audit of fiscal 2009. Management did however become aware of an historical impairment in the Company’s investment in a private company called Stream Cast Networks. Management also became aware that certain historical accounts payable no longer met the definition of a liability for financial reporting purposes. These items are reflected in the Company’s 2010 10K annual report (Note 12 of Item 8).

INTELLIGENT LIVING

The report of Company’s auditor for the fiscal year ended May 31, 2010 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles. Their opinion was also qualified due to uncertainty as to the Company’s ability to continue as a going concern.

During the years ended May 31, 2009, 2010 the Company’s operations did not significantly change. Other than as outlined above, there were no increases, disposals, or write down of assets and liabilities outside of those associated with the normal conduct of our business. Throughout this period the Company systematically reduced its historical debt obligations through the issuance of equity. The process of debt reduction transparently tracks through the changes in equity position as independently reported by our transfer agent. An examination of the Company’s balance sheet for the periods ending May 31, 2008, 2009 and 2010 shows that, except as noted above, the non debt reduction changes in financial position from period to period are relatively small.

The Company is 1 month away from the 2011 fiscal year end and has begun preparations for the 2011 audit. The Company’s 2011 10-K will not be inclusive of the Chisholm opinions and going forward, management does not foresee a requirement to include audit reports or consents of Chisholm in any future filings with the Commission.

The 2009 information is historical and management has concluded that the Company’s financial position is accurately stated in the previously filed annual and quarterly reports and does not believe that shareholder value would result from the disbursement of thousands of dollars on a re-examination. Accordingly, the Company does not propose to undertake a new audit of the year ended May 31, 2009.

Sincerely,

Intelligent Living Corp.

/s/ Michael Holloran

Michael Holloran

President and Chief Executive Officer